Exhibit 99.1

          3rd Quarter 2012 • Earnings News Release • Three and Nine months ended July 31, 2012
TD Bank Group Reports Third Quarter 2012 Results

This quarterly earnings news release should be read in conjunction with our unaudited third quarter 2012 Report to Shareholders for the three and nine months ended July 31, 2012, prepared in accordance with International Financial Reporting Standards (IFRS), which is available on our website at http://www.td.com/investor/. This analysis is dated August 29, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Interim amounts derived from the Bank’s Interim Consolidated Financial Statements have been prepared in accordance with IFRS. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).
   The Bank transitioned from Canadian GAAP to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. The Interim Consolidated Financial Statements for the period ended July 31, 2012 reflect the Bank’s third set of financial statements prepared under IFRS. Comparative periods in 2011 have also been prepared under IFRS.
   Reported results conform to GAAP, in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
   Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly called Wealth Management). The prior period results have been restated accordingly.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share were $1.78, compared with $1.58.
•	Adjusted diluted earnings per share were $1.91, compared with $1.75.
•	Reported net income was $1,703 million, compared with $1,490 million.
•	Adjusted net income was $1,820 million, compared with $1,635 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2012, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $5.11, compared with $4.75.
•	Adjusted diluted earnings per share were $5.59, compared with $5.10.
•	Reported net income was $4,874 million, compared with $4,456 million.
•	Adjusted net income was $5,318 million, compared with $4,776 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $59 million after tax (6 cents per share), compared with $94 million after tax (11 cents per share) in the third quarter last year.
•
A gain of $2 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a gain of $5 million after tax in the third quarter last year.

•	Integration charges relating to the Chrysler Financial acquisition of $6 million after tax (1 cent per share), compared with $26 million after tax (3 cents per share) in the third quarter last year.
•	Integration charges of $25 million after tax (3 cents per share), relating to the acquisition of the MBNA Canada credit card portfolio.
•	A litigation reserve of $77 million after tax (8 cents per share).
•	Reduction of allowance for incurred but not identified credit losses of $30 million after tax (3 cents per share).
•	A positive impact of $18 million after tax (2 cents per share) due to changes in statutory income tax rates.

TORONTO, August 30, 2012 – TD Bank Group (TD or the Bank) today announced its financial results for the third quarter ended July 31, 2012. The Bank delivered a new record quarter, reflecting strong retail and solid wholesale earnings.
“This was a great quarter for TD, with growth driven by record retail earnings and a significant improvement in wholesale earnings,” said Ed Clark, Group President and Chief Executive Officer. “We’re pleased to announce a dividend increase of 5 cents per common share and an increase in our payout range to 40-50% of adjusted earnings. This marks our second dividend increase this year and means that our fiscal 2012 dividend will increase by 11%, a big positive for our investors. Our ability to increase dividends points to the stability and high quality of our customer-driven earnings and the Board’s confidence in our continuing ability to deliver long-term growth even in a tough operating environment.”

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted a record quarter, with reported net income of $864 million. Adjusted net income was $889 million, up 12% from the same period last year. Results for the quarter were driven primarily by good volume growth in loans and deposits, better credit performance and an elevated contribution from MBNA.
“I am very pleased with our results this quarter, as all our major businesses contributed to delivering record earnings,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “While we expect the low interest rate environment and slower economic growth to be stronger headwinds going forward, we will continue to focus on delivering legendary customer service and convenience, which has earned TD a seventh consecutive J.D. Power and Associates Award for highest customer satisfaction levels among the Big Five banks.”

Wealth and Insurance
Wealth and Insurance delivered net income of $360 million in the quarter, up 3% from the same period last year. Lower transaction revenue in Wealth due to decreased trading volumes were largely offset by increases in fee-based revenue from asset growth. In the Insurance business, revenue increases from premium growth and the inclusion of MBNA were more than offset by adjustments to reserves for claims liabilities and higher claims from weather-related events. TD Ameritrade contributed $56 million in earnings to the segment, up 17% from the same period last year.
“This was a solid quarter for our Wealth and Insurance businesses, despite a tougher operating environment and lower trading volumes,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “We are gaining market share in Wealth and fee-based revenue remains strong, with good net client asset growth in our advice-based and asset management businesses. The Insurance business has seen strong growth year to date, with good premium growth and, despite a softer quarter, is on track for a strong year.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking delivered solid earnings this quarter, with reported net income of US$279 million. On an adjusted basis, net income was US$355 million, up 3% from the same period last year, driven primarily by strong organic volume growth in loans and deposits.
“Strong core volume growth this quarter again helped mitigate the impact of the Durbin Amendment for TD Bank, America’s Most Convenient Bank,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “Despite the economic and regulatory headwinds, we will continue to invest in our future growth and we remain on track to open 35 new stores in 2012.”

Wholesale Banking
Wholesale Banking recorded net income of $180 million for the quarter, up 61% compared with the same period last year. The increase was primarily due to higher trading-related revenue and improved fixed income and credit trading. Results were partially offset by higher non-interest expenses and PCL.
"I am very pleased that we delivered another solid quarter in challenging markets," said Bob Dorrance, Group Head, Wholesale Banking. "Trading revenue exceeded expectations, and while we believe it will normalize in the coming quarters, we expect our client-centric business model to continue to generate targeted returns."

Capital
TD’s Tier 1 capital ratio was 12.2% in the quarter and capital quality remained very high. TD continues to exceed the 7% common equity tier one Basel III requirement on a fully phased-in basis.

Conclusion
“We’re very pleased with our results this quarter, which reflect the stability of our earnings in tough times,” said Clark. “We feel more comfortable that we will be able to deliver adjusted EPS growth at the low end of our 7-10% range for 2012. While slow growth in the economy and a sustained low interest rate environment continue to present challenges, we are focused on organic growth opportunities, making productivity a competitive advantage, strategically investing in our businesses and leveraging our legendary service and convenience brand in the marketplace.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release in the “Business Outlook” section for each business segment and in other statements regarding the Bank’s objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2011 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in the “Financial Results Overview” section of the 2011 MD&A, as updated in the Third Quarter 2012 Report to Shareholders; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this earnings news release are set out in the Bank’s 2011 Annual Report under the headings “Economic Summary and Outlook”, as updated in the Third Quarter 2012 Report to Shareholders; and for each business segment, “Business Outlook and Focus for 2012”, as updated in this earnings news release under the headings “Business Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Results of operations
Total revenue	$5,841	$5,750	$5,384	$17,233	$15,999
Provision for credit losses	438	388	380	1,230	1,150
Non-interest expenses	3,471	3,372	3,206	10,392	9,559
Net income – reported	1,703	1,693	1,490	4,874	4,456
Net income – adjusted1	1,820	1,736	1,635	5,318	4,776
Economic profit2,3	787	762	649	2,330	1,883
Return on common equity – reported	15.3%	16.2%	16.1%	15.1%	16.4%
Return on common equity – adjusted2,3	16.4%	16.6%	17.7%	16.6%	17.6%
Return on invested capital2,3	N/A	N/A	15.4%	N/A	15.3%
Financial position
Total assets	$806,283	$773,186	$713,642	$806,283	$713,642
Total equity	48,067	45,919	40,920	48,067	40,920
Total risk-weighted assets	246,401	241,968	207,805	246,401	207,805
Financial ratios
Efficiency ratio – reported	59.4%	58.7%	59.6%	60.3%	59.7%
Efficiency ratio – adjusted1	55.4%	56.8%	55.8%	55.8%	56.8%
Tier 1 capital to risk weighted assets4	12.2%	12.0%	12.9%	12.2%	12.9%
Provision for credit losses as a % of net average
loans and acceptances5	0.42%	0.37%	0.36%	0.39%	0.39%
Common share information – reported (dollars)
Per share earnings
Basic	$1.79	$1.79	$1.60	$5.14	$4.81
Diluted	1.78	1.78	1.58	5.11	4.75
Dividends per share	0.72	0.72	0.66	2.12	1.93
Book value per share	47.37	45.19	40.59	47.37	40.59
Closing share price	78.92	83.49	76.49	78.92	76.49
Shares outstanding (millions)
Average basic	908.7	904.1	886.6	904.6	883.0
Average diluted	916.0	912.6	902.5	913.0	900.6
End of period	911.7	908.2	888.8	911.7	888.8
Market capitalization (billions of Canadian dollars)	$71.9	$75.8	$68.0	$71.9	$68.0
Dividend yield	3.5%	3.4%	3.1%	3.6%	3.2%
Dividend payout ratio	40.2%	40.2%	41.2%	41.3%	40.2%
Price to earnings ratio6	11.6	12.7	13.1	11.6	13.1
Common share information – adjusted (dollars)1
Per share earnings
Basic	$1.92	$1.84	$1.77	$5.63	$5.17
Diluted	1.91	1.82	1.75	5.59	5.10
Dividend payout ratio	37.5%	39.2%	37.4%	37.7%	37.3%
Price to earnings ratio6	10.8	11.6	11.8	10.8	11.8
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2
Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation. Return on invested capital is a non-GAAP financial measure. Refer to the “Economic Profit and Return on Invested Capital” section in the Bank’s 2011 Annual Report for an explanation.

3
Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $770 million for the third quarter 2011, $712 million for the second quarter 2011 and $758 million for the first quarter 2011.

4	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.
5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 6 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 6 to the Interim Consolidated Financial Statements.

6
For the period ended July 31, 2011, the price to earnings ratio was calculated using the preceding trailing four quarters which included the three months ended October 31, 2010 under Canadian GAAP and the nine months ended July 31, 2011 under IFRS.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

Adoption of IFRS
The Canadian Accounting Standards Board previously announced that for fiscal years beginning on or after January 1, 2011, all publicly accountable enterprises will be required to report financial results in accordance with IFRS. Accordingly, for the Bank, IFRS was effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Interim and Annual Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.
The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures.
Information about the IFRS transition impact to the Bank’s reported financial position, equity, and financial performance is provided in Note 21 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012, which includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.
For details of the Bank’s significant accounting policies under IFRS, see Note 2 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net interest income	$3,817	$3,680	$3,514	$11,184	$10,129
Non-interest income	2,024	2,070	1,870	6,049	5,870
Total revenue	5,841	5,750	5,384	17,233	15,999
Provision for credit losses	438	388	380	1,230	1,150
Non-interest expenses	3,471	3,372	3,206	10,392	9,559
Income before income taxes and equity in net income of an
investment in associate	1,932	1,990	1,798	5,611	5,290
Provision for income taxes	291	351	367	914	1,016
Equity in net income of an investment in associate, net of income taxes	62	54	59	177	182
Net income – reported	1,703	1,693	1,490	4,874	4,456
Preferred dividends	49	49	43	147	132
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,654	$1,644	$1,447	$4,727	$4,324
Attributable to:
Non-controlling interests	$26	$26	$27	$78	$78
Common shareholders	$1,628	$1,618	$1,420	$4,649	$4,246

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Operating results – adjusted
Net interest income1	$3,817	$3,702	$3,514	$11,220	$10,129
Non-interest income2	2,021	2,077	1,878	6,107	5,780
Total revenue	5,838	5,779	5,392	17,327	15,909
Provision for credit losses3	479	468	380	1,392	1,150
Non-interest expenses4	3,232	3,279	3,008	9,669	9,029
Income before income taxes and equity in net income of an
investment in associate	2,127	2,032	2,004	6,266	5,730
Provision for income taxes5	382	365	441	1,168	1,182
Equity in net income of an investment in associate, net of income taxes6	75	69	72	220	228
Net income – adjusted	1,820	1,736	1,635	5,318	4,776
Preferred dividends	49	49	43	147	132
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,771	1,687	1,592	5,171	4,644
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	27	78	78
Net income available to common shareholders – adjusted	1,745	1,661	1,565	5,093	4,566
Adjustments for items of note, net of income taxes
Amortization of intangibles7	(59)	(59)	(94)	(178)	(296)
Increase (decrease) in fair value of derivatives hedging the reclassified
available-for-sale securities portfolio8	–	(9)	9	(54)	91
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions9	–	–	(39)	(9)	(83)
Increase (decrease) in fair value of credit default swaps hedging the
corporate loan book, net of provision for credit losses10	2	(1)	5	–	4
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial
acquisition11	(6)	(3)	(26)	(14)	(36)
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada12	(25)	(30)	–	(79)	–
Litigation reserve13	(77)	–	–	(248)	–
Reduction of allowance for incurred but not identified credit losses14	30	59	–	120	–
Positive impact due to changes in statutory income tax rates15	18	–	–	18	–
Total adjustments for items of note	(117)	(43)	(145)	(444)	(320)
Net income available to common shareholders – reported	$1,628	$1,618	$1,420	$4,649	$4,246
1
Adjusted net-interest income excludes the following items of note: second quarter 2012 – $22 million (net of tax, $17 million) of certain charges against revenues related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenues related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: third quarter 2012 – $3 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $2 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; second quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $5 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial; third quarter 2011 – $7 million gain due to change in fair value of CDS hedging the corporate loan book; $1 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2011 – $3 million gain due to change in fair value of CDS hedging the corporate loan book; $9 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2011 – $6 million loss due to change in fair value of CDS hedging the corporate loan book; $93 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 7

3
Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14; second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking.

4
Adjusted non-interest expenses excludes the following items of note: third quarter 2012 – $69 million amortization of intangibles, as explained in footnote 7; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $35 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 12; $128 million of charges related to a litigation reserve, as explained in footnote 13; second quarter 2012 – $69 million amortization of intangibles; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $285 million of charges related to a litigation reserve; third quarter 2011 – $135 million amortization of intangibles; $46 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $9 million of integration charges related to the Chrysler Financial acquisition; second quarter 2011 – $138 million amortization of intangibles; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; first quarter 2011 – $129 million amortization of intangibles; $37 million of integration charges related to U.S. Personal and Commercial Banking acquisitions.

5
For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: third quarter 2012 – $13 million amortization of intangibles, as explained in footnote 7; second quarter 2012 – $15 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles; third quarter 2011 – $13 million amortization of intangibles; second quarter 2011 – $16 million amortization of intangibles; first quarter 2011 – $17 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the MBNA Canada credit card portfolio in 2012. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

12
As a result of the acquisition of the MBNA Canada credit card portfolio, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

13
As a result of certain adverse judgments in the U.S. during the first quarter of 2012, as well as a settlement reached following the quarter, the Bank took prudent steps to reassess its litigation reserve and, having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, the litigation provision of $285 million ($171 million after tax) was required in the first quarter 2012. Based on the continued evaluation of this portfolio of cases, the Bank determined in accordance with applicable accounting standards that an increase to this litigation reserve of $128 million ($77 million after tax) was required in this quarter.

14
Excluding the impact related to the MBNA credit card and other consumer loan portfolios (which is recorded to the Canadian Personal and Commercial Banking results), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” includes $41 million (net of tax, $30 million) in Q3 2012, $80 million (net of tax, $59 million) in Q2 2012 and $41 million (net of tax, $31 million) in Q1 2012, all of which are attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

15	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 8

TABLE 4: RECONCILIATION OF REPORTED EARNINGS PER SHARE (EPS) TO ADJUSTED EPS1
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Basic earnings per share – reported	$1.79	$1.79	$1.60	$5.14	$4.81
Adjustments for items of note2	0.13	0.05	0.17	0.49	0.36
Basic earnings per share – adjusted	$1.92	$1.84	$1.77	$5.63	$5.17

Diluted earnings per share – reported	$1.78	$1.78	$1.58	$5.11	$4.75
Adjustments for items of note2	0.13	0.04	0.17	0.48	0.35
Diluted earnings per share – adjusted	$1.91	$1.82	$1.75	$5.59	$5.10
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 9

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Provision for income taxes – reported	$291	$351	$367	$914	$1,016
Adjustments for items of note:1,2
Amortization of intangibles	23	25	39	73	123
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(2)	(4)	(4)	2	(26)
Integration charges and direct transaction costs relating to U.S. Personal
and Commercial Banking acquisitions	–	–	25	2	49
Fair value of credit default swaps hedging the corporate loan book, net
of provision for credit losses	(1)	1	(2)	1	–
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition	3	3	16	7	20
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	10	10	–	28	–
Litigation reserve	51	–	–	165	–
Reduction of allowance for incurred but not identified credit losses	(11)	(21)	–	(42)	–
Positive impact due to changes in statutory income tax rates	18	–	–	18	–
Total adjustments for items of note	91	14	74	254	166
Provision for income taxes – adjusted	$382	$365	$441	$1,168	$1,182
Effective income tax rate – adjusted3	18.0%	18.0%	22.0%	18.6%	20.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Economic Profit and Return on Common Equity
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 10

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)		For the three months ended		For the nine months ended
	Return on	Return on	Return on	Return on	Return on
	common	common	invested	common	invested
	equity	equity	capital	equity	capital
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Average common equity	$42,333	$40,625	$35,027	$41,012	$34,593
Average cumulative goodwill and intangible assets amortized,
net of income taxes	N/A	N/A	5,353	N/A	5,267
Average common equity/Average invested capital	$42,333	$40,625	$40,380	$41,012	$39,860
Rate charged for average common equity/Average invested capital	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity/Average invested capital	$958	$899	$916	$2,763	$2,683
Net income available to common shareholders – reported	$1,628	$1,618	$1,420	$4,649	$4,246
Items of note impacting income, net of income taxes1	117	43	145	444	320
Net income available to common shareholders – adjusted	$1,745	$1,661	$1,565	$5,093	$4,566
Economic profit2	$787	$762	$649	$2,330	$1,883
Return on common equity – adjusted/Return on invested capital	16.4%	16.6%	15.4%	16.6%	15.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $770 million for the third quarter of 2011, $712 million for the second quarter of 2011 and $758 million for the first quarter 2011.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 11

Significant Events in 2012

Acquisition of Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to July 31, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, and $1,335 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $541 million has been allocated to $419 million of intangible assets and $122 million of goodwill. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

Investment in TMX Group Limited
On October 30, 2011, TMX Group Inc. (TMX) and Maple Group Acquisition Corporation (now TMX Group Limited) (Maple) announced that they had entered into a support agreement in respect of Maple’s proposed acquisition of all of the outstanding shares of TMX pursuant to an integrated two-step transaction valued at approximately $3,800 million.
Maple is a corporation whose investors comprise twelve of Canada’s leading financial institutions and pension funds, including TD Securities Inc., a wholly owned subsidiary of the Bank.
Maple completed the acquisition of 80% of the outstanding TMX shares on August 10, 2012, in accordance with the terms and conditions of the offer. The transaction also provided for the acquisition of Alpha Trading Systems Inc. and Alpha Trading Systems Limited Partnership (collectively Alpha) and The Canadian Depository for Securities Limited (CDS). Maple completed the acquisition of Alpha and CDS on August 1, 2012, with existing CDS and Alpha shareholders receiving cash payments in exchange for their equity interests.
Pursuant to a court-approved arrangement, the remainder of the outstanding TMX shares held by TMX shareholders (other than Maple) will be exchanged for Maple shares on a one-for-one basis with an expected closing date of September 14, 2012. As an investor in Maple, the Bank provided equity funding to Maple in the amount of approximately $190 million to fund the purchase of TMX, Alpha and CDS.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank’s operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.
On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System (FRB), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule” or “the Rule”). The Commodity Futures Trading Commission issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.
The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin Amendment has impacted gross revenue by approximately US$50-60 million pre-tax per quarter, in line with expectations.
For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document. The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 12

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment.
Effective the first quarter of 2012, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth Management, Insurance, and Corporate Shared Services. The Bank has updated the corresponding segment reporting results retroactively for 2011.
Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2011 MD&A, and Note 27 to the 2011 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $71 million, compared with $67 million in the third quarter last year, and $74 million in the prior quarter.
The Bank continues to securitize retail loans and receivables, however under IFRS, these loans and receivables remain on-balance sheet and the related interest is recognized over the life of the loan.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net interest income	$2,055	$1,967	$1,834	$5,952	$5,350
Non-interest income	675	636	591	1,951	1,721
Total revenue – reported	2,730	2,603	2,425	7,903	7,071
Total revenue – adjusted	2,730	2,625	2,425	7,939	7,071
Provision for credit losses	288	274	205	845	612
Non-interest expenses – reported	1,259	1,226	1,106	3,645	3,240
Non-interest expenses – adjusted	1,224	1,208	1,106	3,574	3,240
Net income – reported	864	808	795	2,498	2,297
Adjustments for items of note, net of income taxes1
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	25	30	–	79	–
Net income – adjusted	$889	$838	$795	$2,577	$2,297
Selected volumes and ratios
Return on common equity – reported2	44.1%	42.0%	38.0%	43.2%	37.1%
Return on common equity – adjusted2	45.4%	43.4%	38.0%	44.6%	37.1%
Margin on average earning assets (including securitized assets)
– reported	2.86%	2.84%	2.77%	2.82%	2.78%
Margin on average earning assets (including securitized assets)
– adjusted	2.86%	2.87%	2.77%	2.84%	2.78%
Efficiency ratio – reported	46.1%	47.1%	45.6%	46.1%	45.8%
Efficiency ratio – adjusted	44.8%	46.0%	45.6%	45.0%	45.8%
Number of Canadian retail stores	1,160	1,153	1,134	1,160	1,134
Average number of full-time equivalent staff	31,270	31,017	30,110	30,994	29,731
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 13

Quarterly comparison – Q3 2012 vs. Q3 2011
Canadian Personal and Commercial Banking reported record net income for the quarter of $864 million, an increase of $69 million, or 9%, compared with the third quarter last year. Adjusted net income was a record $889 million, an increase of $94 million, or 12%, compared with the third quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, favourable credit performance, and an elevated contribution from MBNA. The reported annualized return on common equity for the quarter was 44.1%, while the adjusted annualized return on common equity was 45.4%.
Canadian Personal and Commercial Banking revenue is derived from personal banking, auto lending, credit cards, and business banking. Revenue for the quarter, on both a reported and adjusted basis, was a record $2,730 million, an increase of $305 million, or 13%, compared with the third quarter last year. MBNA added 10 percentage points to year-over-year revenue growth. Net interest income growth was driven by the inclusion of MBNA, and good volume growth, partially offset by lower margin on average earning assets. The elevated net interest income contribution from MBNA includes better credit performance on acquired loans. The retail business continues to generate good, but slowing, lending volume growth, while business lending volume growth remains strong. Compared with the third quarter last year, average real estate secured lending volume increased $12.0 billion, or 6%. Auto lending average volume increased $0.7 billion, or 5%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $5 billion, or 14%. Overall deposit growth was strong at 9%. Average personal deposit volume increased $10.8 billion, or 8%, while average business deposit volume increased $6.1 billion, or 10%. Excluding the impact of MBNA, margin on average earning assets decreased 14 bps to 2.63%. The decrease was primarily due to the impact of the low interest rate environment, portfolio mix, and competitive pricing. Non-interest income growth of 14% was driven by higher transaction volumes, repricing, and MBNA.
PCL for the quarter was $288 million, an increase of $83 million, or 40%, compared with the third quarter last year, primarily due to MBNA. Personal banking PCL was $272 million, or $176 million excluding MBNA, a decrease of $20 million, or 10%, as most of the retail business posted lower PCL. Business banking PCL was $16 million, an increase of $7 million compared with the third quarter last year due to fewer recoveries in the quarter. Credit quality remained steady as annualized PCL as a percentage of credit volume was 0.39%, or 0.26% excluding MBNA, a decrease of 4 bps, compared with the third quarter last year. Net impaired loans were $863 million, a decrease of $3 million, over the third quarter last year. Net impaired loans as a percentage of total loans were 0.29%, compared with 0.32% as at July 31, 2011.
Reported non-interest expenses for the quarter were $1,259 million, an increase of $153 million, or 14%, compared with the third quarter last year. Adjusted non-interest expenses for the quarter were $1,224 million, an increase of $118 million, or 11%, compared with the third quarter last year. Excluding MBNA, expenses increased $32 million, or 3%, driven by volume growth, investment in branches, and other business initiatives.
The average full-time equivalent (FTE) staffing levels increased by 1,160, or 4%, compared with the third quarter last year, primarily due to MBNA. The reported efficiency ratio for the quarter was 46.1%, while the adjusted efficiency ratio was 44.8%, compared with 45.6%, on both a reported and adjusted basis, in the third quarter last year.

Quarterly comparison – Q3 2012 vs. Q2 2012
Canadian Personal and Commercial Banking reported net income for the quarter increased $56 million, or 7%, compared with the prior quarter. Adjusted net income for the quarter increased $51 million, or 6%, compared with the prior quarter. The reported annualized return on common equity for the quarter was 44.1%, while the adjusted annualized return on common equity was 45.4%, compared with 42.0% and 43.4% respectively, in the prior quarter.
Reported revenue for the quarter increased $127 million, or 5%, while adjusted revenue increased $105 million, or 4%, compared with the prior quarter. Net interest income growth was driven by two more calendar days and good volume growth, partially offset by lower margin on average earning assets. Compared with the prior quarter, average real estate secured lending volume increased $3.4 billion, or 2%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes were relatively flat. Business loans and acceptances average volume increased $1.3 billion, or 3%. Average personal deposit volume increased $3.5 billion, or 2%, while average business deposit volume increased $2.5 billion or 4%. Reported margin on average earning assets increased 2 bps, while adjusted margin on average earning assets decreased 1 bp, mainly driven by lower deposit margins. Non-interest income was up 6%, compared to the prior quarter, driven by volume growth, and two more calendar days.
PCL for the quarter increased $14 million, or 5%, compared with the prior quarter. Personal banking PCL increased $8 million, or 3%, while business banking PCL increased $6 million, due to higher recoveries in the prior quarter. Net impaired loans decreased $80 million, or 8%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.29%, compared with 0.32% as at April 30, 2012.
Reported non-interest expenses for the quarter increased $33 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses increased $16 million, or 1%, compared with the prior quarter, mainly due to two more calendar days.
Average FTE staffing levels increased 253, or 1%, largely due to seasonal staffing requirements. The reported efficiency ratio for the current quarter was 46.1%, while the adjusted efficiency ratio was 44.8%, compared with 47.1% and 46.0% respectively, in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 14

Year-to-date comparison – Q3 2012 vs. Q3 2011
Canadian Personal and Commercial Banking reported net income for the nine months ended July 31, 2012 was $2,498 million, an increase of $201 million, or 9%, compared with the same period last year. Adjusted net income for the nine months ended July 31, 2012 was $2,577 million, an increase of $280 million, or 12%, compared with the same period last year. On a year-to-date basis, the reported annualized return on common equity was 43.2%, while the adjusted annualized return on common equity was 44.6%.
Reported revenue on a year-to-date basis was $7,903 million, an increase of $832 million, or 12%, compared with the same period last year. Adjusted revenue was $7,939 million, an increase of $868 million, or 12%, compared with the same period last year. MBNA contributed 8% to reported, and 9% to adjusted revenue growth. Net interest income growth was driven by the inclusion of MBNA, strong volume growth, and an additional calendar day, partially offset by lower margin on average earning assets. The year-to-date net interest income contribution from MBNA was higher than expected due to better credit performance on acquired loans. The personal lending businesses generated good, but slowing, volume growth, while business lending volume growth remained strong. Compared with the same period last year, average real estate secured lending volume increased $12.9 billion, or 7%. Auto lending average volume increased $1.5 billion, or 12%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volumes increased $4.8 billion, or 14%. Average personal deposit volumes increased $8.2 billion, or 6%, while average business deposit volumes increased $6.2 billion, or 10%. Excluding MBNA, the year-to-date margin on average earning assets decreased 13 bps to 2.65% on both a reported and adjusted basis, due to the impact of a low interest rate environment, portfolio mix, and competitive pricing. Non-interest income growth of 13% was driven by higher transaction volumes, repricing, and MBNA.
PCL on a year-to-date basis was $845 million, an increase of $233 million, or 38%, compared with the same period last year, due mainly to MBNA. Personal banking PCL excluding MBNA decreased $56 million, or 9%, reflecting strong credit quality, and enhanced collection strategies. Business banking PCL was $47 million, an increase of $26 million, primarily due to fewer recoveries in the current period.
On a year-to-date basis, reported non-interest expenses were $3,645 million, an increase of $405 million, or 13%, compared with the same period last year. Adjusted non-interest expenses were $3,574 million, an increase of $334 million, or 10%, compared with the same period last year. Excluding MBNA, expenses increased $115 million, or 4%, compared with the same period last year, driven by higher employee-related costs, business initiatives, volume growth, and one extra calendar day.
The average FTE staffing levels on a year-to-date basis increased by 1,263, or 4%, compared with the same period last year, largely due to MBNA. The reported efficiency ratio on a year-to-date basis was 46.1%, while the adjusted efficiency ratio was 45.0%, compared with 45.8%, on both a reported and adjusted basis, for the same period last year.

Business Outlook
Canadian Personal and Commercial Banking has posted strong year-to-date results driven by positive operating leverage, good volume growth, stronger than expected contribution from MBNA, and good credit performance. We expect these drivers to hold for the fourth quarter. On a sequential basis, fourth quarter results are expected to be lower than the third quarter due to seasonal factors, including an increase in non-interest expenses. Looking further out, we expect the operating environment to remain challenging with sustained low interest rates and slower economic growth leading to lower margins and slowing loan growth. We also expect a more normalized MBNA contribution. We intend to manage through this environment by continuing to focus on our core strategy of customer service and convenience, identifying opportunities to invest in and grow businesses, and driving operational efficiencies.

TABLE 8: WEALTH AND INSURANCE1
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net interest income	$148	$144	$139	$436	$406
Insurance revenue, net of claims and related expenses2	270	330	296	881	859
Income from financial instruments designated at fair value through
profit or loss	18	(17)	18	11	(11)
Non-interest income – other	573	591	576	1,728	1,747
Total revenue	1,009	1,048	1,029	3,056	3,001
Non-interest expenses	632	653	640	1,924	1,947
Net income	304	318	301	916	818
Wealth	154	155	146	453	427
Insurance	150	163	155	463	391
TD Ameritrade	56	47	48	158	153
Total Wealth and Insurance	$360	$365	$349	$1,074	$971
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)	$253	$255	$242	$253	$242
Assets under management – Wealth (billions of Canadian dollars)	204	202	191	204	191
Gross originated insurance premiums	989	877	928	2,629	2,453
Return on common equity3	20.9%	22.5%	27.1%	21.5%	25.3%
Efficiency ratio	62.6%	62.3%	62.2%	63.0%	64.9%
Average number of full-time equivalent staff	11,981	12,003	12,014	11,961	12,035
1
Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The prior period results have been restated accordingly.

2
Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Statement of Income. For the three and nine months ended July 31, 2012, the claims and related expenses were $645 million and $1,736 million, respectively. For the three and nine months ended July 31, 2011, the claims and related expenses were $555 million and $1,599 million, respectively.

3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 15

Quarterly comparison – Q3 2012 vs. Q3 2011
Wealth and Insurance net income for the quarter was $360 million, an increase of $11 million, or 3%, compared with the third quarter last year. Wealth and Insurance net income excluding TD Ameritrade was $304 million, an increase of $3 million, or 1%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $56 million, an increase of $8 million, or 17%, compared with the third quarter last year, mainly driven by increased economic ownership from stock repurchases and a weaker Canadian dollar in the current quarter, partially offset by lower TD Ameritrade earnings. For its third quarter ended June 30, 2012, TD Ameritrade reported net income of US$154 million, a decrease of US$3 million, or 2%, compared with the third quarter last year, primarily driven by lower trading revenue, partially offset by lower expenses. Wealth and Insurance’s annualized return on common equity for the quarter was 20.9%.
Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and general insurance. Wealth and Insurance revenue for the quarter was $1,009 million, a decrease of $20 million, or 2%, compared to the third quarter last year. In the Insurance business, revenue increases from premium growth and the inclusion of MBNA were more than offset by adjustments to reserves for claims liabilities and higher claims from weather-related events. In the Wealth businesses, the lower transaction revenue in the direct investing businesses from decreased trading volumes was largely offset by increases in fee-based revenue from asset growth in the advice-based and asset management businesses and net interest income driven by higher net interest margins.
Non-interest expenses for the quarter were $632 million, a decrease of $8 million, or 1%, compared with the third quarter last year, primarily due to lower variable expenses from decreased trading volumes and lower technology-related costs in the Wealth business.
Assets under administration of $253 billion as at July 31, 2012, increased by $11 billion, or 5%, from July 31, 2011. Assets under management of $204 billion as at July 31, 2012 increased by $13 billion, or 7%, from July 31, 2011. These increases were driven by net new client assets, partially offset by a decline in market value of assets.
Gross originated insurance premiums of $989 million increased $61 million, or 7%, compared with the third quarter last year. The increase was primarily due to organic business growth.
The efficiency ratio for the current quarter was 62.6%, compared with 62.2% in the third quarter last year.
The average FTE staffing levels remained relatively flat compared with the third quarter of last year.

Quarterly comparison – Q3 2012 vs. Q2 2012
Wealth and Insurance net income for the quarter decreased by $5 million, or 1%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $9 million, or 19%, compared with the prior quarter, mainly due to increased earnings at TD Ameritrade. For its third quarter ended June 30, 2012, TD Ameritrade reported net income increased US$17 million, or 12%, compared with the prior quarter, primarily driven by lower operating expenses, partially offset by lower trading revenue. The annualized return on common equity for the quarter was 20.9%, compared with 22.5% in the prior quarter.
Revenue for the quarter decreased $39 million, or 4%, compared with the prior quarter. Higher claims from weather-related events in the Insurance business were partially offset by premium volume growth. In the Wealth business, a decrease in revenue was primarily driven by lower trading volumes in the direct investing businesses.
Non-interest expenses decreased $21 million, or 3%, compared to the prior quarter, primarily due to lower variable costs mainly driven by decreased transaction volumes and lower personnel related costs in the Wealth business.
Assets under administration of $253 billion as at July 31, 2012 decreased $2 billion, or 1%, from April 30, 2012. Assets under management of $204 billion as at July 31, 2012 increased $2 billion, or 1%, from April 30, 2012. The increase from net new client assets was offset by a decline in market value of assets.
Gross originated insurance premiums increased $112 million, or 13%, compared with the prior quarter due largely to seasonal growth.
The efficiency ratio for the current quarter was 62.6%, compared with 62.3% in the prior quarter.
The average FTE staffing levels remained relatively flat compared with the prior quarter.

Year-to-date comparison – Q3 2012 vs. Q3 2011
Wealth and Insurance net income for the nine months ended July 31, 2012 was $1,074 million, an increase of $103 million, or 11%, compared with the same period last year. Wealth and Insurance net income excluding TD Ameritrade was $916 million, an increase of $98 million, or 12%, compared with the same period last year. The Bank’s reported investment in TD Ameritrade generated net income of $158 million, an increase of $5 million, or 3%, compared with the same period last year, mainly driven by changes in the capital allocation methodology resulting in lower net charges, partially offset by lower TD Ameritrade earnings. For its nine months ended June 30, 2012, TD Ameritrade reported net income of US$443 million, a decrease of US$31 million, or 7%, compared with the same period last year, primarily driven by lower trading revenue. On a year-to-date basis, Wealth and Insurance’s annualized return on common equity was 21.5%.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 16

Revenue on a year-to-date basis was $3,056 million, an increase of $55 million, or 2%, compared with the same period last year. Strong revenue growth in the Insurance business was primarily driven by strong premium growth, the inclusion of MBNA, and better claims management, partially offset by lower claims in the prior year driven by adjustments to reserves for claims liabilities. A decrease in transaction revenue from lower trading volumes in the Wealth direct investing businesses was largely offset by higher fee-based revenue driven by increased client assets in the advice-based and asset management businesses. Net interest income increased driven by higher margins and client balances in the Wealth business and increased margins in the Insurance business.
On a year-to-date basis, non-interest expenses were $1,924 million, a decrease of $23 million, or 1%, compared with the same period last year. The decrease was primarily due to lower project expenses and lower volumes in the Wealth business, partially offset by increased expenses in the Insurance business to support business growth.
On a year-to-date basis, gross originated insurance premiums were $2,629 million, an increase of $176 million, or 7%, compared with the same period last year. The increase was primarily due to organic business growth.
The efficiency ratio on a year-to-date basis improved to 63.0%, compared with 64.9% in the same period last year.
The average FTE staffing levels on a year-to-date basis decreased by 74, or 1%, compared with the same period last year, primarily from lower support required due to a decrease in trading volume in the Wealth business.

Business Outlook
Building on the foundation of a strong franchise and prudent expense management, Wealth and Insurance continues to be on track to achieve good earnings growth for the full year 2012.
In our Wealth business, despite a deterioration in economic conditions, we anticipate good earnings growth year over year driven primarily by continued momentum in net new client assets in the advice-based and asset management businesses.
Good premium growth is expected to continue in the fourth quarter of 2012 and the Insurance business is on track to deliver strong results for the year.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 17

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	July 31	Apr. 30	July 31	July 31	Apr. 30	July 31
	2012	2012	2011	2012	2012	2011
Net interest income	$1,180	$1,178	$1,093	$1,160	$1,185	$1,131
Non-interest income	346	409	393	340	412	405
Total revenue	1,526	1,587	1,486	1,500	1,597	1,536
Provision for credit losses – loans	150	157	114	148	157	118
Provision for credit losses – debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses – acquired
credit-impaired loans1	22	32	57	22	33	59
Provision for credit losses – total	175	192	174	173	193	180
Non-interest expenses – reported	1,058	953	931	1,041	959	963
Non-interest expenses – adjusted	930	953	866	915	959	896
Net income – reported	284	356	295	279	358	304
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions	–	–	39	–	–	41
Litigation reserve	77	–	–	76	–	–
Net income – adjusted	$361	$356	$334	$355	$358	$345
Selected volumes and ratios
Return on common equity – reported3	6.4%	8.2%	7.4%	6.4%	8.2%	7.4%
Return on common equity – adjusted3	8.1%	8.2%	8.5%	8.1%	8.2%	8.5%
Margin on average earning assets (TEB)4	3.59%	3.74%	3.70%	3.59%	3.74%	3.70%
Efficiency ratio – reported	69.3%	60.1%	62.7%	69.3%	60.1%	62.7%
Efficiency ratio – adjusted	60.9%	60.1%	58.3%	60.9%	60.1%	58.3%
Number of U.S. retail stores	1,299	1,288	1,283	1,299	1,288	1,283
Average number of full-time equivalent staff	24,972	24,733	25,033	24,972	24,733	25,033
				For the nine months ended
	Canadian dollars					U.S. dollars
			July 31	July 31	July 31	July 31
			2012	2011	2012	2011
Net interest income			$3,515	$3,268	$3,479	$3,332
Non-interest income			1,093	1,003	1,083	1,028
Total revenue			4,608	4,271	4,562	4,360
Provision for credit losses – loans			421	391	417	398
Provision for credit losses – debt securities
classified as loans			9	72	9	72
Provision for credit losses – acquired
credit-impaired loans1			95	94	95	98
Provision for credit losses – total			525	557	521	568
Non-interest expenses – reported			3,196	2,613	3,166	2,665
Non-interest expenses – adjusted			2,772	2,481	2,744	2,529
Net income – reported			812	893	802	913
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions			9	83	9	85
Litigation reserve			248	–	247	–
Net income – adjusted			$1,069	$976	$1,058	$998
Selected volumes and ratios
Return on common equity – reported3			6.1%	7.3%	6.1%	7.3%
Return on common equity – adjusted3			8.1%	8.0%	8.1%	8.0%
Margin on average earning assets (TEB)4			3.65%	3.77%	3.65%	3.77%
Efficiency ratio – reported			69.4%	61.2%	69.4%	61.2%
Efficiency ratio – adjusted			60.2%	58.1%	60.2%	58.1%
Number of U.S. retail stores			1,299	1,283	1,299	1,283
Average number of full-time equivalent staff			24,934	23,791	24,934	23,791
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

4	Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 18

Quarterly comparison – Q3 2012 vs. Q3 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $284 million on a reported basis, a decrease of $11 million, or 4%, and $361 million on an adjusted basis, an increase of $27 million, or 8%, compared with the third quarter last year. In U.S. dollar terms, net income for the quarter was US$279 million on a reported basis, a decrease of US$25 million, or 8%, and US$355 million on an adjusted basis, an increase of US$10 million, or 3%, compared with the third quarter last year. The increase in adjusted earnings was primarily due to strong organic volume growth and a lower effective tax rate, partially offset by the impact of the Durbin Amendment. An increase of US$126 million (US$76 million after tax) to the previously-disclosed litigation reserve was included in items of note this quarter. The annualized reported and adjusted return on common equity for the quarter were 6.4% and 8.1%, respectively.
In U.S. dollar terms, revenue for the quarter was US$1,500 million, a decrease of US$36 million, or 2%, compared with the third quarter last year. The decrease was primarily due to the impact of the Durbin Amendment and anticipated run-off in legacy Chrysler Financial revenue, partially offset by strong organic growth. Margin on average earning assets decreased by 11 bps to 3.59%, compared with the third quarter last year, primarily due to the low interest rate environment. Average loans increased by US$10.6 billion, or 14% compared with the third quarter last year with an increase of 21% in average personal loans and an increase of 9% in average business loans. Average deposits increased US$17.8 billion, or 12%, compared with the third quarter last year, including a US$10.2 billion increase in average deposits of TD Ameritrade IDAs. Average deposit volume, excluding TD Ameritrade IDAs and Government deposits, increased by $8 million, or 9%, driven by 9% growth in personal deposit volume and 8% growth in business deposit volume.
Total PCL for the quarter was US$173 million, a decrease of US$7 million, or 4%. The underlying credit quality of the loan portfolio continues to improve. The performance of acquired credit-impaired loans (which includes the loans from South Financial and the FDIC-assisted acquisitions as well as acquired credit-impaired loans from Chrysler Financial) continues to be stable and in line with our expectations with a decline in PCL on these loans compared to the prior year due to a lower level of new impairment formation. PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans increased by US$30 million, or 25%, due primarily to organic loan growth, partially offset by improved asset quality. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.78%, a decrease of 14 bps, compared with the third quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,077 million, a decrease of US$81 million, or 7%, compared with the third quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% at July 31, 2012, compared with 1.9% as at July 31, 2011. Net impaired debt securities classified as loans were US$1,297 million as at July 31, 2012, a decrease of US$174 million, or 12%, compared to July 31, 2011.
Reported non-interest expenses for the quarter were US$1,041 million, an increase of US$78 million, or 8% due primarily to the additional litigation reserve taken in the current quarter. On an adjusted basis, non-interest expenses were US$915 million, an increase of US$19 million, or 2%, compared with the third quarter last year primarily due to investments in the core franchise, including new stores.
The average FTE staffing levels decreased by 61 compared with the third quarter last year due primarily to lower staffing levels in the store network. The efficiency ratio for the quarter worsened to 69.3% on a reported basis, and 60.9% on an adjusted basis, compared with 62.7% on a reported basis, and 58.3% on an adjusted basis, in the third quarter last year. The adjusted efficiency ratio worsened due primarily to the impact of the Durbin Amendment.

Quarterly comparison – Q3 2012 vs. Q2 2012
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter decreased $72 million, or 20%, on a reported basis, and increased $5 million, or 1%, on an adjusted basis, compared with the prior quarter. In U.S. dollar terms, net income decreased US$78 million, or 22%, on a reported basis, and decreased US$3 million, or 1%, on an adjusted basis. On a reported basis, earnings for the quarter include the additional litigation reserve. The decrease in adjusted net income was primarily due to lower product margins and higher expenses, partially offset by strong organic volume growth and a lower effective tax rate. The annualized return on common equity for the quarter was 6.4% on a reported basis, and 8.1% on an adjusted basis compared with 8.2% on both a reported and adjusted basis in the prior quarter.
In U.S. dollar terms, revenue for the quarter decreased US$97 million, or 6%, compared with the prior quarter due primarily to higher gains on sales of securities recorded in the prior quarter, lower acquired loan accretion and lower product margins. Margin on average earning assets decreased 15 bps to 3.59%, compared with the prior quarter primarily due to timing of cash flows on acquired credit-impaired portfolios and continued margin pressure. Average loans increased by US$3.6 billion, or 4%, compared with the prior quarter with an increase of 6% in average personal loans and an increase of 3% in average business loans. Average deposits increased US$3.3 billion, or 2%, compared with the prior quarter, including a US$1.7 billion increase in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$1.6 billion, or 1%.
Total PCL for the quarter decreased US$20 million, or 10%, compared with the prior quarter due primarily to lower PCL on acquired credit-impaired loans and timing. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.78%, a decrease of 15 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,077 million, an increase of US$39 million, or 4%, compared with the prior quarter due primarily to a reclassification of performing second liens in the home equity portfolio as impaired, aligning with regulatory guidance. Excluding the second lien impact, net impaired loans would have decreased. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.3%, compared with 1.3% as at April 30, 2012. Net impaired debt securities classified as loans were US$1,297 million, a decrease of US$47 million, or 3%, compared with the prior quarter.
Reported non-interest expenses for the quarter increased US$82 million, or 9%, compared with the prior quarter, due primarily to the additional litigation reserve taken this quarter. On an adjusted basis, non-interest expenses decreased US$44 million, or 5%, compared with the prior quarter as legal and credit-related expenses were higher in the prior quarter.
The average FTE staffing levels increased by 239, or 1%, compared with the prior quarter due primarily to seasonal increases. The efficiency ratio for the quarter worsened to 69.3% on a reported basis, compared with 60.1% in the prior quarter, driven by the litigation reserve taken in the current quarter, and worsened to 60.9% on an adjusted basis, compared with 60.1% in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 19

Year-to-date comparison – Q3 2012 vs. Q3 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the nine months ended July 31, 2012 was $812 million on a reported basis, a decrease of $81 million, or 9%, and $1,069 million on an adjusted basis, an increase of $93 million, or 10%, compared with the same period last year. In U.S. dollar terms, net income decreased US$111 million, or 12%, on a reported basis, and increased US$60 million, or 6% on an adjusted basis. The increase in adjusted earnings was primarily due to strong organic growth, partially offset by the impact of the Durbin Amendment. On a year-to-date basis, the reported and adjusted annualized return on common equity were 6.1% and 8.1%, respectively.
In U.S. dollar terms, revenue on a year-to-date basis was US$4,562 million, an increase of US$202 million, or 5%, compared with the same period last year, due to the Chrysler Financial acquisition, organic growth, and gains on sales of securities, partially offset by the impact of the Durbin Amendment and lower product margins. The margin on average earning assets on a year-to-date basis decreased by 12 bps to 3.65%, compared with the same period last year, primarily due to higher growth rates in lower margin loan and deposit products, run-off of higher margin legacy Chrysler Financial loans and the low interest rate environment.
Total PCL on a year-to-date basis was US$521 million, a decrease of US$47 million, or 8%, compared with the same period last year, due primarily to improved asset quality and lower PCL on debt securities classified as loans. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.82%, a decrease of 11 bps, compared with the same period last year.
On a year-to-date basis, non-interest expenses were US$3,166 million, an increase of US$501 million, or 19%, on a reported basis, and US$2,744 million, an increase of US$215million, or 9%, on an adjusted basis, compared with the same period last year, due to the Chrysler Financial acquisition, legal and credit-related expenses and investments in the core franchise, including new store openings.
The average FTE staffing levels on a year-to-date basis increased by 1,143, or 5%, compared with the same period last year. This increase was primarily due to the Chrysler Financial acquisition. The reported efficiency ratio on a year-to-date basis worsened to 69.4%, compared with 61.2% in the same period last year due primarily to litigation reserves in the current year. The adjusted efficiency ratio worsened to 60.2%, compared with 58.1% for the same period last year.

Business Outlook
Strong volume growth is expected to continue through the remainder of fiscal 2012 driven by residential mortgages, indirect auto loans, and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Over time, we generally expect declines in PCL due to the improved overall asset quality of the portfolio, but PCL amounts may vary in any given quarter. Given sustained low interest rates, we expect continued lower margins, pressuring net income particularly for our deposit and indirect auto lending businesses. Expense growth will be managed closely, while investing in resources and infrastructure to support growth. Overall, we expect solid adjusted earnings growth for 2012, taking into account regulatory and market conditions, including continued effects of the low interest rate environment and expectations of a modestly improving U.S. economy.

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net interest income (TEB)	$447	$434	$432	$1,324	$1,215
Non-interest income	191	174	27	605	555
Total revenue	638	608	459	1,929	1,770
Provision for credit losses	21	6	6	39	19
Non-interest expenses	406	384	330	1,196	1,073
Net income	180	197	112	571	535
Selected volumes and ratios
Risk-weighted assets (billions of dollars)	48	48	32	48	32
Return on common equity1	16.7%	19.5%	13.1%	18.3%	26.1%
Efficiency ratio	63.6%	63.2%	71.9%	62.0%	60.6%
Average number of full-time equivalent staff	3,588	3,540	3,612	3,555	3,480
1
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 20

Quarterly comparison – Q3 2012 vs. Q3 2011
Wholesale Banking net income for the quarter was $180 million, an increase of $68 million, or 61%, compared with the third quarter last year. The increase was primarily due to trading-related revenue. Partially offsetting the increase in revenue were higher non-interest expenses and PCL. The annualized return on common equity for the quarter was 16.7%.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $638 million, an increase of $179 million, or 39%, compared with the third quarter last year. The increase in revenue was due to improved fixed income and credit trading which benefited from stronger client activity and tightening credit spreads as compared with the difficult market conditions in the third quarter last year. The trading-related revenue also reflects gains recognized on trading positions that were previously considered impaired. Underwriting revenue was strong, reflecting higher revenue from investment grade debt issuances. Partially offsetting these increases were lower security gains and lower advisory fees due to an industry-wide decline in mergers and acquisitions (M&A) closing during the quarter.
PCL for the quarter was $21 million, compared with $6 million in the same period last year. PCL in the current period was related to a single name in the corporate lending portfolio. PCL was limited to the accrual cost of credit protection in the same period last year. Net impaired loans were $48 million, an increase of $13 million, or 37%, over the third quarter last year.
Non-interest expenses for the quarter were $406 million, an increase of $76 million or 23%, compared with the third quarter last year. The increase was due to additional legal provisions and higher variable compensation commensurate with higher revenue.
Risk-weighted assets were $48 billion, an increase of $16 billion, or 50%, compared with the third quarter last year. The increase was due to the implementation of the revised Basel II market risk framework.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 21

Quarterly comparison – Q3 2012 vs. Q2 2012
Wholesale Banking net income for the quarter decreased by $17 million, or 9%, compared with the prior quarter. The increase in revenue was offset by higher non-interest expenses and PCL. The annualized return on common equity for the quarter was 16.7% compared with 19.5% in the prior quarter.
Revenue for the quarter increased $30 million, or 5%, compared with the prior quarter, largely driven by higher fixed income and credit trading. Market conditions improved during the quarter reflecting economic news in Europe. Offsetting the improved trading revenue was a decline in M&A fees from strong levels in the previous quarter and lower security gains from the investment portfolio.
PCL for the quarter was $21 million, compared with $6 million in the prior quarter. PCL in the current period was related to a single name in the corporate lending portfolio. PCL in the prior quarter was limited to the accrual cost of credit protection. Net impaired loans were $48 million, an increase of $17 million, or 55%, over the third quarter last year.
Non-interest expenses for the quarter increased by $22 million, or 6%, primarily due to higher operating expenses, partially offset by lower variable compensation from investment banking revenue.
Risk-weighted assets were flat at $48 billion compared with the prior quarter.

Year-to-date comparison – Q3 2012 vs. Q3 2011
Wholesale Banking net income for the nine months ended July 31, 2012 was $571 million, an increase of $36 million, or 7%, compared with the same period last year. The increase was primarily due to strong trading revenue partially offset by higher non-interest expenses. On a year-to-date basis, the annualized return on common equity was 18.3%.
Revenue on a year-to-date basis was $1,929 million, an increase of $159 million, or 9%, compared with the prior year. The increase was largely attributable to higher fixed income and credit trading on tightening credit spreads and increased client activity. Investment banking experienced strong client activity in M&A and credit originations, particularly in the first two quarters. Partially offsetting these increases was lower corporate lending revenue on reduced interest margins, slower equity trading and underwriting, and lower security gains from the investment portfolio.
PCL on a year-to-date basis was $39 million, an increase of $20 million, or 105%, compared with the same period last year related to a single name in the corporate lending portfolio in the current year.
On a year-to-date basis, non-interest expenses were $1,196 million, an increase of $123 million, or 11%, largely due to higher variable compensation on improved performance, additional legal provisions and higher infrastructure spending.

Business Outlook
There continues to be risk in the macroeconomic environment, and ongoing fiscal issues faced by the world’s major economies will likely cause trading conditions to remain difficult. We expect that volumes will be muted, at least in the short term, as market participants remain cautious in directionless markets. Although the global economic outlook remains uncertain, we are confident that our diversified, client-focused business model will provide a stable revenue base. We will also remain focused on execution and reducing our expenses in 2013.

TABLE 11: CORPORATE
(millions of Canadian dollars)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net income (loss) – reported	$15	$(33)	$(61)	$(81)	$(240)
Adjustments for items of note: Decrease (increase) in net income1
Amortization of intangibles	59	59	94	178	296
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	9	(9)	54	(91)
Fair value of credit default swaps hedging the corporate loan book, net
of provision for credit losses	(2)	1	(5)	–	(4)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial
acquisition	6	3	26	14	36
Reduction of allowance for incurred but not identified credit losses	(30)	(59)	–	(120)	–
Positive impact due to changes in statutory income tax rates	(18)	–	–	(18)	–
Total adjustments for items of note	15	13	106	108	237
Net income (loss) – adjusted	$30	$(20)	$45	$27	$(3)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(55)	$(95)	$(70)	$(242)	$(270)
Other	59	49	88	191	189
Non-controlling interests	26	26	27	78	78
Net income (loss) – adjusted	$30	$(20)	$45	$27	$(3)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 22

Quarterly comparison – Q3 2012 vs. Q3 2011
Corporate segment’s reported net income for the quarter was $15 million, compared with a reported net loss of $61 million in the third quarter last year. Adjusted net income was $30 million, compared with an adjusted net income of $45 million in the third quarter last year. The change was primarily due to lower net corporate expenses and favourable tax items, more than offset by the unfavourable impact of treasury and other hedging activities and other items.

Quarterly comparison – Q3 2012 vs. Q2 2012
Corporate segment’s reported net income for the quarter was $15 million, compared with a reported net loss of $33 million in the prior quarter. Adjusted net income was $30 million, compared with an adjusted net loss of $20 million in the prior quarter. The change was primarily due to lower net corporate expenses which were lower than expected.

Year-to-date comparison – Q3 2012 vs. Q3 2011
Corporate segment’s reported net loss for the nine months ended July 31, 2012 was $81 million, compared with a reported net loss of $240 million in the same period last year. Adjusted net income for the nine months ended July 31, 2012 was $27 million, compared with an adjusted net loss of $3 million last year. The change was primarily attributable to lower net corporate expenses.

Outlook
We continue to target an adjusted net loss of $40 million to $80 million per quarter; however, the Corporate segment results are subject to some volatility and are inherently difficult to predict by their nature. We expect to move to a net loss at the higher end of our target range in the fourth quarter. In particular, net corporate expenses are expected to increase on a quarter-over-quarter basis.

CAPITAL POSITION

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. On August 30, 2012, the Board of Directors declared a dividend for the quarter ending October 31, 2012 in the amount of $0.77; and approved an increase in the Bank’s target payout range to 40-50% of adjusted earnings. The increased dividend is consistent with the Bank’s new target payout range. The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the Bank’s 2011 Annual Consolidated Financial Statements for further details on dividend restrictions.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 23

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings of
shareholder materials, or stopping (and resuming)
receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials, or stopping (and resuming) receiving annual
and quarterly reports

Co-Transfer Agent and Registrar:
Computershare Shareowner Services LLC
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
shrrelations@cpushareownerservices.com
or www.cpushareownerservices.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this third quarter earnings news release, Report to Shareholders and supplemental information on the TD website at http://www.td.com/investor.

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on August 30, 2012. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2012.jsp on August 30, 2012, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2012.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 30, 2012, until October 1, 2012, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4557882, followed by the pound key.

TD BANK GROUP • THIRD QUARTER 2012 EARNINGS NEWS RELEASE	Page 24

Annual Meeting
Thursday, April 4, 2013
Ottawa, Ontario

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8.5 million online customers. TD had CDN$806 billion in assets on July 31, 2012. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Stephen Knight, Manager, Media Relations, 416-983-5804